# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Expro Group Holdings N.V., CIK 0001575828
CUSIP: N3144W105
Title of class of securities: Common Stock, (euro)0.06 nominal value per share
Address of issuer's principal executive offices: 1311 Broadfield Blvd., Suite 400, Houston, Texas (TX), 77084
Date of event which requires filing of this statement: 04/17/2026
Filed by CIK 0001164688
Persons authorized to receive notices and communications: William H. Bohnsack, Jr., Oak Hill Advisors, L.P., One Vanderbilt Avenue - 16th Floor, New York, New York (NY), 10017, (212) 884-0384; Adriana Schwartz, Esq., Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1415

## Reporting persons
- Oak Hill Advisors, L.P. (CIK 0001164688): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 11,961,960; shared voting power 0; sole dispositive power 11,961,960; shared dispositive power 0; aggregate amount beneficially owned 11,961,960 (10.5% of the class)
  Comment: Includes (i) 198,154 shares of Common Stock underlying options and (ii) as disclosed in Item 6, 17,104 unvested restricted stock units and 38,189 restricted stock units that have vested which are held by Eitan Arbeter, an employee of the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, (euro)0.06 nominal value per share
Name of issuer: Expro Group Holdings N.V.
Address of issuer's principal executive offices: 1311 Broadfield Blvd., Suite 400, Houston, Texas (TX), 77084
Comment: The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned ("Amendment No. 5"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

In connection with the proposed redomicile of the Issuer disclosed by the Issuer in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 1, 2026, on April 17, 2026, the Oak Hill Funds entered into a Voting and Support Agreement (the "Support Agreement") with the Issuer providing for, on the terms and subject to the conditions thereof, that the Oak Hill Funds will vote the shares owned by the Oak Hill Funds (the "Support Shares") in favor of the transactions contemplated by the Proposals (as defined below). The Issuer is proposing to enter into a series of transactions (the "Transactions") pursuant to which, among other things, the Issuer will change its jurisdiction of organization from the Netherlands to the Cayman Islands. In connection with the Transactions, the Issuer is also proposing to amend its articles of association to (i) include a formula on the basis of which cash compensation to the Issuer's shareholders who exercise their withdrawal right in connection with the Transaction can be readily determined and (ii) provide for the conversion of Common Stock, of the Issuer into shares of Class B common stock, nominal value (euro)0.06 per share, of the Issuer if and to the extent the Issuer's shareholders exercise their withdrawal rights (the proposals with respect to the approval of the Transaction and such amendments, collectively, the "Proposals").

The foregoing summary of the Support Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Support Agreement, a copy of which is attached as Exhibit 99.1 hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to the Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Person. The percentage used in the Schedule 13D is calculated based upon 113,509,026 shares of Common Stock, which is the sum of (i) 113,390,431 shares of Common Stock outstanding as of April 6, 2026, as reported in the Form S-4/A, filed with the SEC by Expro Ltd on April 17, 2026 (the "Expro Ltd S-4/A"), (ii) 198,154 shares of Common Stock that OHA may purchase upon exercise of options, and (iii) the vesting of the 17,104 shares of Common Stock underlying the unvested RSUs reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to the Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: As reported in the Form 4 filed by the Reporting Person on March 4, 2026, on March 2, 2026, certain of the Oak Hill Funds distributed 195,899 shares of Common Stock in a pro-rata in-kind distribution to their partners for no consideration. Other than as disclosed herein, no transactions in the shares of Common Stock have been effected by the Reporting Person during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following:

On June 3, 2025, Mr. Arbeter received a grant of 17,104 RSUs as annual compensation to the non-employee members of the Board. These RSUs will vest on June 1, 2026. Mr. Arbeter has previously received an additional 38,189 RSUs which have vested. Pursuant to the policies of OHA, Mr. Arbeter is deemed to hold the RSUs for the benefit of certain clients of OHA and accordingly hold no voting or investment control over the RSUs.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Form of Voting and Support Agreement, dated April 17, 2026, incorporated herein by reference to Exhibit 10.1 to the Expro Ltd. S-4/A.

## Signatures
- Oak Hill Advisors, L.P.: /s/ William H. Bohnsack, Jr., William H. Bohnsack, Jr., Authorized Signatory (04/21/2026)
Comment: Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).